EXHIBIT 2.3

B.H.I.T. Inc.

September 3, 2009

Via E-mail and U.S. Mail

Greg Smith and Andy C. Lewis
2016 Kingspointe Drive
Chesterfield, Missouri 63005

Re:  Proposed Amendment No. 2 to Purchase Agreement

Dear Gentlemen:

This letter agreement (“Letter Agreement”) amends the stock purchase agreement, dated May 28, 2009, as amended from time to time (the “Purchase Agreement”), by and among B.H.I.T. Inc. (“Purchaser”), The Wood Energy Group, Inc., a Missouri corporation (“Wood”), and Stephanie G. Smith and Greg Smith, trustees of the Stephanie G. Smith Trust U/A dated December 20, 1995, as amended, and Andy C. Lewis (“Sellers”). Capitalized terms used but not defined in this Letter Agreement have the meanings assigned to them in the Purchase Agreement.

1.
Cancellation of Debts.  Sellers have outstanding debt payable to Wood in the aggregate amount of $111,000 reflected on the books of Wood (the “Seller Debts”). Upon Closing, the Seller Debts shall be deemed cancelled and paid in full. In consideration for the cancellation of the Seller Debts, Wood’s Working Capital shall be reduced by $111,000.

2.
TMI Cases.  Texas Mutual Insurance Company has brought two suits against Wood captioned Texas Mutual Insurance Co. v. Wood Energy Group, Inc., U.S. District Court of Travis County, Texas (case number D-1-GN-07-001513) and Texas Mutual Insurance Co. v. Wood Energy Group, Inc., U.S. District Court of Travis County, Texas (case number D-1-GN-09-002524) (collectively, the “TMI Cases”). Sellers acknowledge that they are obligated to indemnify the Purchaser Indemnitees pursuant to Section 10.2 of the Purchase Agreement for any and all Damages asserted against, imposed upon, resulting to, required to be paid by, or incurred by any Purchaser Indemnitee, directly or indirectly, in connection with, arising out of, which could result in, or which would not have occurred but for, the TMI Cases and the facts and circumstances that gave rise to the TMI Cases (collectively, the “TMI Damages”). Purchaser shall hold back from the Preliminary Working Capital Adjustment Amount payable to the Sellers from collected Accounts Receivable $100,000 (the “TMI Holdback”) and shall retain the TMI Holdback until the TMI Cases have been finally settled or adjudicated and the period for appeal has passed. Upon final settlement or adjudication of the TMI Cases, if: (i) the TMI Damages are less than $100,000, as mutually determined by Purchaser and Sellers, Purchaser shall pay to Sellers the difference, and (ii) the TMI Damages are greater than $100,000, as mutually determined by Purchaser and Sellers, Sellers shall pay to Purchaser the difference. Sellers, in cooperation with Wood and Purchaser, will coordinate the defense of the TMI Cases, provided Sellers shall not settle the TMI Cases without the consent of Purchaser, which consent shall not be withheld unreasonably.

3.	Effect of Amendment. Except as otherwise provided in this Letter Agreement, the Purchase Agreement shall remain in full force and effect.

4.
Counterparts.  This Letter Agreement may be executed in one or more counterparts (including by fax or scanned electronic file), none of which need contain the signature of all parties, and all of which taken together will constitute one and the same agreement.

If you are in agreement with the terms set forth above and desire to amend the Purchase Agreement on that basis, please sign in the space provided on the next page and return an executed copy.

Sincerely,

B.H.I.T. Inc.

/S/ Gary O. Marino
By Gary O. Marino, Chief Executive Officer

Accepted, acknowledged and agreed
as of September 3, 2009:

The Wood Energy Group, inc.

/s/ Greg Smith
By Greg Smith, President

The Stephanie G. Smith Trust

/s/ Stephanie G. Smith
By Stephanie G. Smith, Trustee

/s/ Greg Smith
By Greg Smith, Trustee

/s/ Andy C. Lewis
Andy C. Lewis